FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of July 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1. Material Facts - Law 14,385/2022 enactment.

2. Notice to the Market - Cemig D concluded the settlement of its 8th issue of simple debentures.

3. Notice to the Market - Acquisition of 100% of stake in SPE owning photovoltaic plants with 16.2 MWp of installed power.

4. Notice to the Market - Significant shareholding Banco Clássico.

5. Notice to the Market - Taesa was the winner of lot 10 referring to the Transmission Auction 01/2022.

6. Notice to the Market - MESA - Change in the corporate control of Madeira Energia S.A.

7. Notice to the Market - Annual Permitted Revenues (“RAPs”) 2022-2023 cycle adjustment.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: July 26, 2022

1. Material Facts - Law 14,385/2022 enactment.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”), a publicly held company and a wholly-owned subsidiary of CEMIG, according to CVM Resolution 44/2021, of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002, hereby inform to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, the enactment of Law 14,385/2022, on June 27, 2022, which regulates the refund of Pasep/Cofins taxes on ICMS overpaid by public service providers of power distribution.

The Company is analyzing the accounting and regulatory impacts resulting from the enactment of the Law mentioned in the previous paragraph and any additional measures.

More details can be found in Notes 8 – Offsetable Taxes, and 20 – Taxes, fees, and contributions refundable to consumers, of Cemig H’s Interim Financial Information (“ITR”) for the first quarter of 2022.

Cemig hereby reaffirms its commitment to keep its shareholders, creditors, and the market in general duly and timely informed.

Belo Horizonte, June 28, 2022.

Dimas Costa,

Acting Chief Financial and Investor Relations Officer

2. Notice to the Market - Cemig D concluded the settlement of its 8th issue of simple debentures.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that on June 29, 2022, CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”), a publicly held company and a wholly-owned subsidiary of CEMIG, concluded the settlement of its 8th issue of simple, unsecured debentures, not convertible into shares, with a personal guarantee, in two (2) series, totaling one billion reais (R$1,000,000,000.00) (“Debentures”), which were the object of a public offering, with restricted efforts, according to Instruction 476 of the Brazilian Securities and Exchange Commission (“CVM”), of January 16, 2009, as amended (“Restricted Offering”).

Under the Restricted Offering, one million (1,000,000) Debentures were subscribed, with a face value of one thousand reais (R$1,000.00), of which (i) five hundred thousand (500,000) Debentures of the first (1st) series, totaling five hundred million reais (R$500,000,000.00), yielding CDI + 1.35% (one point thirty-five percent), maturing in five (5) years; and (ii) five hundred thousand (500,000) Debentures of the second (2nd) series, totaling five hundred million reais (R$500,000,000.00), yielding IPCA + 6.1052% (six point one-zero-five-two percent), maturing in seven (7) years.

The proceed resulting from the first (1st) series Debentures will be allocated to recompose the Company’s cash position. The proceeds resulting from the second (2nd) series Debentures will be allocated, under paragraphs 1 and 1-B of article 2 of Law 12,431, of June 24, 2011, as amended, Decree 8,874, of October 11, 2016, and Resolution 3,947 of the National Monetary Council, of January 27, 2011, to refund expenses related to power distribution projects, as detailed in the Debenture issue documents.

The credit rating agency Fitch Ratings attributed an AA+(bra) rating to the issue.

This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as material for selling and/or disclosing the Debentures.

Belo Horizonte, June 29, 2022.

Dimas Costa

Acting Chief Financial and Investor Relations Officer

3. Notice to the Market - Acquisition of 100% of stake in SPE owning photovoltaic plants with 16.2 MWp of installed power.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

COMPAÑÍA ABIERTA

CNPJ 17.155.730/0001-64

NIRE 31300040127

COMUNICADO AL MERCADO

Adquisición del 100% de la participación en Sociedades de Propósito Específico propietarias de plantas fotovoltaicas con 16,2 MWp de potencia instalada.

La COMPANHIA ENERGÉTICA DE MINAS GERAIS (“CEMIG o Compañía”), compañía abierta, con acciones negociadas en las bolsas de valores de São Paulo, Nueva York y Madrid, informar publicamente a la Comisión de Valores Mobiliarios-CVM, a B3 S.A.-Brasil, Bolsa, Balcão (“B3”) y al mercado en general que, en esta fecha, aprobó la adquisición, por medio de su subsidiaria integral CEMIG SOLUÇÕES INTELIGENTES EM ENERGIA S.A. (“Cemig SIM”), de 100% de participación societaria de propiedad de GENESYS PARTICIPAÇÃO SOCIETÁRIA LTDA. y el Sr. Antônio Carlos Torres en Sociedades de Propósito Específico (“SPE”) que posee tres plantas fotovoltaicas ubicadas en Minas Gerais.

El Cierre de la Operación está sujeto al cumplimiento de las condiciones habituales precedentes en este tipo de adquisiciones. El valor total a desembolsar por Cemig SIM será de aproximadamente R$100 millones y se producirá a medida que las plantas entren en operación, con previsión de la UFV Prudente Morais para julio y UFV Montes Claros para septiembre de 2022, y UFV Jequitibá para febrero de 2023.

Las plantas atenderán a unos 2.500 clientes en el mercado de baja tensión comercial e industrial, con una reducción estimada de emisiones de 4.000 toneladas de CO2/año.

Esta transacción refuerza la estrategia de crecimiento sostenible de la Compañía en el mercado de Generación Distribuida, con el compromiso de crear valor a través de inversiones en proyectos que contribuyan a la diversificación de su cartera enfocada en fuentes de energía renovables y mejora de la matriz eléctrica del Estado de Minas Gerais.

Belo Horizonte, 29 de junio de 2022.

Dimas Costa

Director de Finanzas y Relaciones con Inversores, en ejercicio

4. Notice to the Market - Significant shareholding Banco Clássico.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), according to article 12 of CVM Resolution 44/2021, of August 23, 2021, hereby announces that it received a mail from Banco Clássico S.A. informing that on June 30, 2022, through its exclusive fund FIA Dinâmica Energia, corporate taxpayer’s ID (CNPJ) number 08.196.003/0001-54, it acquired 3,449,100 common shares and 439,000 preferred shares of the Company’s capital stock.

With the acquisition, FIA Dinâmica Energia now holds an interest of 15.60% in the Company’s capital stock, of which 221,306,092 (30.07%) common shares and 122,302,254 (8.34%) preferred shares.

In today’s mail, Banco Clássico S.A. also informed that:

“... the purpose of this transaction is to diversify FIA Dinâmica Energia’s investments in electricity while aiming part of the Bank’s investments to Brazil’s infrastructure industry.”

Belo Horizonte, June 30, 2022.

Dimas Costa

Acting Chief Financial and Investor Relations Officer

5. Notice to the Market - Taesa was the winner of lot 10 referring to the Transmission Auction 01/2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021 of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that its affiliate Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) disclosed, on June 30, 2022, a Material Fact with the following content:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE3, TAEE4, and TAEE11) (“Taesa” or “Company”) hereby informs its shareholders, the market in general, and other stakeholders, that it was the winner of lot 10 referring to the Transmission Auction 01/2022 held today by the National Electric Energy Agency (“ANEEL”):

Lot 10
Winning Annual Permitted Revenue (APR) (R$)	18,787,000.00
Discount	47.96%
Location (States)	Santa Catarina
Extension (km)	92.7 (66.7 km of dual circuit)
CAPEX - ANEEL (R$)	243,153,130.38
Construction deadline - ANEEL (months)	54

The lot bought has important synergies that take advantage of the Operation and Maintenance structure existing at the Company, in addition to CAPEX optimization forecasts and early project delivery, as normally performed by Taesa.

The result of the process arises from the execution of the Company’s strategic planning, its mission to connect Brazil with safe and reliable energy, and its vision to be the electric power transmission company of greatest value to society.

The Company reinforces its focus on the strategic pillars of sustainable growth, value creation, financial discipline, and operational efficiency, ratifying its commitment to transmit power with reliability, transparency, and safety to society, respecting the environment and all stakeholders.”

Belo Horizonte, July 01, 2022.

Dimas Costa

Acting Chief Financial and Investor Relations Officer

6. Notice to the Market - MESA - Change in the corporate control of Madeira Energia S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, hereby inform, under CVM Resolution 44/2021, of August 23, 2021, the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that Santo Antônio Energia S.A. (“SAE” or “Company”) disclosed today the following Material Fact:

“SANTO ANTÔNIO ENERGIA S.A. (“SAE” or Company”, under the terms of Resolution 44 of the Brazilian Securities and Exchange Commission (“CVM”), of August 23, 2021, hereby informs the market that (i) yesterday, at the Extraordinary Shareholders’ Meeting of Madeira Energia S.A. – MESA (“MESA”), the only Company shareholder, it was resolved the new composition of the Board of Directors of MESA and SAE, which now has 11 members, namely (a) seven (7) sitting members and their respective alternates appointed by Furnas Centrais Elétricas S.A. (“Furnas); (b) two (2) sitting members and their respective alternates appointed by the minority shareholders; and (c) two(2) independent Board members, with no alternates; and (ii) today, it was executed the Termination of MESA’s Shareholders’ Agreement, whereby Furnas took over the corporate control of MESA.

The change in the composition of the Board of Directors results from the increase of Furnas’ interest in MESA’s share capital from 43.05% to 72.36%, upon the payment by Furnas of R$1.582 billion, according to the Notices to the Market disclosed on June 3 and 10, 2022.

In addition to the aforementioned composition, it was also approved the election of Ms. Elvira Baracuhy Cavalcanti Presta as the Chair of the Board of Directors, and Ms. Solange Mendes Geraldo Ragazi David, Independent Board Member, as the Vice-Chair of the Board of Directors.

Finally, the Company announces that the members of the Board of Directors of MESA and SAE, elected in the aforementioned Meeting, take office today, with terms of office until the respective Annual Shareholders' Meeting that approves the accounts for the 2022 fiscal year, to be held in 2023.”

Cemig GT hereby informs the market in general and other stakeholders that will duly and timely keep them informed on this matter, under the applicable regulation and in compliance with the restrictions of CVM rules and other applicable laws.

Belo Horizonte, July 8, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

7. Notice to the Market - Annual Permitted Revenues (“RAPs”) 2022-2023 cycle adjustment.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, through Approval Resolution 3,067 of 2022, the National Electric Energy Agency (ANEEL) established the Annual Permitted Revenues (“RAPs”) for the electricity transmission assets for the 2022-2023 cycle, effective as of July 1, 2022.

Under the aforementioned Resolution, the RAPs of CEMIG’s and Cemig GT’s operating transmission assets are R$911.06 million, an increase of approximately 19% over the previous cycle, as follows:

Concession Agreement	RAPs - 2022-2023 Cycle – R$ million
006/1997 - Cemig GT	825.6
079/2000 - Itajubá	45.0
004/2005 - Centroeste	31.5
006/2011 - Sete Lagoas	8.9
Total	911.0

Belo Horizonte, July 15, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer